Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SABERTRADE INC.
435 W ERIE ST APT 2208
CHICAGO, IL 60654
https://saber-trade.com

Up to $1,234,995.84 in Common Stock at $4.68
Minimum Target Amount: $9,996.48

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: SABERTRADE INC.
Address: 435 W ERIE ST APT 2208, CHICAGO, IL 60654
State of Incorporation: DE
Date Incorporated: June 30, 2022

Terms:

Equity

Offering Minimum: $9,996.48 | 2,136 shares of Common Stock
Offering Maximum: $1,234,995.84 | 263,888 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.68
Minimum Investment Amount (per investor): $248.04

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: As you are select family, friends, investors, and early supporters in Saber Trade, you are eligible for additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 35 - 40 and receive 15% bonus shares

Flash Perk 3: Invest $1,000+ between day 60 - 65 and receive 10% bonus shares

Flash Perk 4: Invest $5,000+ between day 60 - 65 and receive 15% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a branded SaberTrade reusable water bottle or branded mouse-pad

Tier 2 Perk: Invest $5,000+ and receive free 1-year paid access to our Premium product offering when commercially available (Expected Q4 2024) + 5% bonus shares + all of the above non-bonus share perks

Tier 3 Perk: Invest $10,000+ and receive 1 Ticket to our Virtual Trading Seminar & Q&A hosted by Max Berman, Co-Founder & CTO of SaberTrade + 10% bonus shares + all of the above non-bonus share perks

Tier 4 Perk: Invest $15,000+ and receive 1 on 1 trading coaching from Max Berman, CTO of SaberTrade + 15% bonus shares + all of the above non-bonus share perks

Tier 5 Perk: Invest $20,000+ and receive a happy-hour/dinner with the Executive Team of SaberTrade in either Chicago or New York* + 15% bonus shares + all of the above non-bonus share perks (*Lodging & Travel not included.)

Tier 6 Perk: Invest $50,000+ and receive all of the above non-bonus share perks + 25% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

SABERTRADE INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.68 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $468. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus ,and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Overview

SaberTrade is a fintech company focused on enhancing retail trading through AI-powered insights and seamless integration with major brokerages. Our primary product is an AI-enabled browser plugin that allows users to trade directly from financial content, thereby making investment decisions more seamless and informed. By linking expert insights to brokerages such as Thinkorswim (TD Ameritrade & Schwab), Robinhood, eToro, Coinbase, Binance, and E*TRADE, SaberTrade aims to help investors capitalize on expert suggestions while enabling creators to earn revenue from their insights. SaberTrade's AI-enabled browser plugin enables users to analyze financial content as they surf the web, generating real time market insights that can then be translated to a trade executed seamlessly within the plugin using your supported brokerage. With thousands of downloads and award-winning tech, our mission is to help everyone invest confidently and intelligently in an accessible environment. Additionally, our platform monetizes valuable datasets for trading firms, publishers, advertisers, and AI companies, enhancing both user engagement and financial literacy.

The Sabertrade plugin does not constitute professional and/ or financial advice. Decisions to buy, sell, hold or trade in securities, commodities and other investments involve risk and are best made based on the advice of qualified financial professionals.

Business Model

Revenue Streams: We generate revenue through subscription fees for our AI-enabled plugin, commission-based earnings from trades executed via our platform, and data monetization by selling aggregated trading insights to hedge funds and trading firms, publishers, advertisers, and AI companies.

Target Customer Base: Our ideal customers are US-based retail traders and investors aged 25-64 who seek financial independence. We also target hedge funds, trading firms, and financial data service providers.

Sales Model: We utilize a direct-to-consumer model for retail traders, along with strategic partnerships for institutional clients. Our growth strategy includes expanding our user base through digital marketing, partnerships, and continuous product enhancements.

Corporate Structure

SaberTrade Inc. ("the company") was established in Delaware on June 30, 2022. Headquartered in Chicago, Illinois, with the CEO based in New York, New York, the company aims to monetize retail trading behavioral data through its browser extension platform, utilizing AI technology and key data delivery. SaberTrade plans to cater primarily to customers in the United States

Intellectual Property (IP)

SaberTrade intends to apply for several U.S. patents for our unique trading workflow and integration methods. We also hold trademarks for our brand name and logo. Additionally, we have developed proprietary algorithms and data analytics methods protected as trade secrets.

Competitors and Industry

Industry Analysis

SaberTrade operates within the fintech industry, specifically focusing on the retail trading segment.

Dominant Players: Major players in the retail trading market include Robinhood, E*TRADE, Thinkorswim, and Fidelity.

Competitors: Direct competitors include platforms like TradeStation and Interactive Brokers, which offer trading capabilities but lack our unique content-to-trade integration. Indirect competitors include financial content providers such as Seeking Alpha and Motley Fool. SaberTrade's uniqueness lies in its integration of financial content with brokerage platforms, enabling users to execute trades directly from the content they consume.

Current Stage and Roadmap

Current Stage

Our product is in the growth stage, with a functional AI-enabled browser plugin available in the market. We have over 2,000 downloads, 1,300+ monthly active users, and have recognized 30% monthly growth over the last seven months. We have facilitated over 200 trades through our plug-in and over 500 trades since 2022, and garnered 1,500+ app and asset interactions through our plugin, which are key indicators of retail behavior and interest. The SaberTrade Browser Extension has now evaluated over 1,200,000 URL's and returned over 35,000 positive evaluations, generating a robust retail trading dataset.

Road Map

In the near future, SaberTrade plans to:

Expand User Base: Increase our user base to over 10,000 downloads through targeted marketing and strategic partnerships.

Monetize Datasets: Further develop and monetize our unique datasets for hedge funds and trading firms, publishers, advertisers, andAI companies.

Launch Content Aggregator: Introduce a content aggregator to enhance user experience and engagement.

Establish SaberTrade ETF: Develop and launch the SaberTrade ETF, leveraging user data for optimized investment strategies.

We aim to secure key partnerships, scale our team, and enhance our AI technology to maintain our growth trajectory and continue revolutionizing the retail trading landscape.

The Team

Officers and Directors

Name: Max Berman

Max Berman's current primary role is with CMT. Max Berman currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, CTO & Director
  Dates of Service: March, 2022 - Present
  Responsibilities: As CTO of Sabertrade I am responsible for developing the product and managing the engineering team. Salary: N/A Equity Compensation: N/A

Other business experience in the past three years:

- Employer: CMT
  Title: Head of Trading
  Dates of Service: January, 2024 - Present
  Responsibilities: In charge of running the trading business globally at CMT

Other business experience in the past three years:

- Employer: Citadel Securities
  Title: Quantitative Researcher

Dates of Service: July, 2015 - December, 2021
Responsibilities: Worked on systematic options trading strategies

Other business experience in the past three years:

- Employer: DL Trading
  Title: Sports Analyst Consultant
  Dates of Service: March, 2023 - April, 2024
  Responsibilities: Built systematic strategies for sports betting (tennis specifically)

Other business experience in the past three years:

- Employer: Atomic Vaults
  Title: Advisor
  Dates of Service: May, 2022 - Present
  Responsibilities: Advisory board member, providing periodic advice on fractional options contract trading

Other business experience in the past three years:

- Employer: Invictus Investments
  Title: Advisor
  Dates of Service: January, 2024 - Present
  Responsibilities: Advisory board member, providing periodic advice on trading options

Name: Alec Charles Dockser

Alec Charles Dockser's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Principal Accounting Officer & Director
  Dates of Service: June, 2022 - Present
  Responsibilities: Manages all aspects of the business (Capital Raising, Strategic Direction, Budgeting, Marketing, etc.), except for the development of technology.

Other business experience in the past three years:

- Employer: Green Generation
  Title: Advisor to CEO
  Dates of Service: January, 2023 - Present
  Responsibilities: Advises the CEO and COO on Business Development and Corporate Development, including the preparation of models, materials, and strategy for capital. (1-4 hours per week)

Other business experience in the past three years:

- Employer: Upward Farms
  Title: Director of Corporate Development
  Dates of Service: January, 2022 - June, 2023
  Responsibilities: Responsible for capital raising, real estate site selection and deal structuring, government relations, investor relations initiatives, and restructuring.

Other business experience in the past three years:

- Employer: Starwood Capital Group, and its affiliate, SH Hotels & Resorts
  Title: Associate, Capital Markets & Associate, Development
  Dates of Service: October, 2016 - August, 2021
  Responsibilities: Responsible for underwriting, deal feasibility, structuring, negotiations, and capital sourcing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Changes
The financial industry is subject to strict regulations and oversight from regulatory bodies. Changes in regulations, compliance requirements, or the introduction of new laws can impose additional costs on the company and impact its trading operations. Failure to comply with regulatory standards can result in fines, penalties, or legal consequences.

Addressable Market Volatility
The financial industry relies heavily on liquidity to execute trades effectively. Lack of liquidity in the markets can result in difficulties in buying or selling securities at desired prices, affecting the company's target market. Illiquid markets can also lead to wider bid-ask spreads, reducing profitability.

Geopolitical and Macroeconomic Risks
Global events, such as geopolitical tensions, economic recessions, or policy changes, can significantly impact financial markets. Changes in government regulations, trade policies, or macroeconomic indicators can lead to market disruptions, increased volatility, and reduced trading opportunities.

Reputation Risk
The financial industry relies heavily on trust and reputation. Any misconduct, unethical behavior, or operational failures

can result in reputational damage, loss of clients, and regulatory scrutiny. Maintaining a strong reputation is crucial for attracting and retaining clients in the highly competitive trading industry.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Max Berman	1,500,000	Common Stock	70.26%
Alec Dockser	634,931	Common Stock	29.74%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 263,888 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,134,931 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $356,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Liquidity Event defined as a priced round of a sale of Preferred Stock

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $21.35
  Number of Securities Sold: 2,134,931
  Use of proceeds: Operations
  Date: June 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $325,000.00
  Use of proceeds: Design, Software Development, Product Launch, Operations
  Date: April 02, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Given our low monthly burn, we can operate the business for 3.5 to 30+ years at the minimum and maximum raise amounts, irrespective of any revenue generation that we anticipate towards the end of 2024.

Foreseeable major expenses based on projections:

Firstly, product development will be a significant cost as we invest heavily in front and back-end development to introduce new features and enhance existing ones. Hiring talented developers will be an ongoing expense.

Enhancing the user experience is another major expense. Investing in research and development to improve our application's efficiency and user experience will require significant resources.

Marketing initiatives will also represent a substantial portion of our expenses. Growing our user base and expanding our reach necessitates a robust marketing strategy, leveraging expertise, data-driven approaches, and industry best practices.

Lastly, we will incur costs related to search engine optimization (SEO) to increase online visibility and attract more users, which is vital for improving search rankings and driving organic traffic.

Future operational challenges:

Future operational challenges could include new competitors into the market, user retention and experience, customer growth, and technology development.

Future challenges related to capital resources:

Potential future challenges related to capital resources could include difficulty in securing new and adequate funding, based on potential macro market dynamics and/or company growth. Additionally, as the company scales up operations to remain competitive in the market, there may be a need for additional capital.

Future milestones and events:

Based on intimate industry knowledge and relationships, we expect that once our retail trading behavior dataset has ~10,000 somewhat active users, we will be able to monetize at $100k-$1mm per year, per firm. One dataset sale at this level will turn the company profitable based on our current and projected monthly burn.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June, 2024, the Company has capital resources available in the form of ~$20,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. ''' If critical: These funds are required to support product development and marketing, including securing partnerships and integrations with large publishers; implementation of marketing and partnerships to secure downloads and monetize our unique datasets; scale team where necessary; product updates and optimization; launch of content aggregator/news site; establishment SaberTrade ETF with holdings driven by our user data; and ~18-24+ months of runway, which brings us to dataset sales, news site, ETF, and profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes. The vast majority of the funds held by the Company, will be made up of funds raised from the crowdfunding campaign, though the Co-Founders and existing investors have expressed willingness to invest into the business alongside the crowdfunding campaign.

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months without additional investment. This is based on a current monthly burn rate of approximately $3k for expenses related to maintenance, data acquisition, R&D and minimal marketing spend.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3.5 to 35 years. This is based on an anticipated monthly burn rate of $3,000-$30,000 for expenses related to growth, data acquisition, R&D and marketing spend.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, though existing and new investors and Co-Founders have shown willingness to continue to invest in support of the Company.

Indebtedness

- Creditor: Credit Card debt
  Amount Owed: $4,010.00
  Interest Rate: 0.0%
  The company only has outstanding Credit Card Liability amounting to $4,010 as of December 31, 2023.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,991,477.08

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has only Common Stock outstanding. The Company has no outstanding options or warrants outstanding. The Company has no shares reserved for issuance under a stock plan or similar plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $365,000.00 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.48 we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- StartEngine Service Fees
94.5%
- Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,995.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- Front & Back End Development
41.5%
We will use 41.5% of the funds raised for product development including hiring front & back end developers to push new product features and product enhancements. Funds will be used for market and customer research, new product development and market testing, including funds to hire key personnel for daily operations, including front end and back end engineers and designers.

- User Experience
7.5%
We will use 7.5% of the funds towards enhancing the user experience of the application.

- Search Engine Optimization
2.0%
We will use 2% of the funds towards SEO

- Marketing
32.5%
We will use 32.5% of the funds towards marketing initiatives to grow our user base to grow our dataset more rapidly. Funds will be used for market and customer research, new product development and market testing, including funds to hire key personnel for daily operations, including marketing support, additional expertise, and partnerships.

- Working Capital
10.0%
We will use 10% of the funds for working capital to cover expenses for future launches, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
1.0%
- Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://saber-trade.com (https://saber-trade.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sabertrade

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SABERTRADE INC.

[See attached]

Sabertrade Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Sabertrade, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 11, 2024

SABERTRADE INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	2,411	4,205
Total Current Assets	2,411	4,205
TOTAL ASSETS	2,411	4,205
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card	4,010	-
Total Current Liabilities	4,010	-
TOTAL LIABILITIES	4,010	-
EQUITY		
Common Stock	21	-
SAFE	356,000	20,000
Retained Earnings	(357,620)	(15,795)
TOTAL EQUITY	(1,599)	4,205
TOTAL LIABILITIES AND EQUITY	2,411	4,205

SABERTRADE INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenue	-	-
Operating Expenses		
Engineering	87,941	-
Legal, Consultancy and Professional	46,732	-
Partnerships & Marketing	22,616	-
Contractors	151,912	15,394
Servers and Web Hosting	2,321	248
Developer Tools	11,669	19
Start-up Costs	17,986	-
Miscellaneous	649	135
Total Operating Expenses	**341,825**	**15,795**
Total Loss from Operations	**(341,825)**	**(15,795)**
Other Income/Expense		
Other Income/Expense	-	-
Total Other Income/Expense	**-**	**-**
Earnings Before Income Taxes, Depreciation, and Amortization	**(341,825)**	**(15,795)**
Depreciation and Amortization	**-**	**-**
Net Income (Loss)	**(341,825)**	**(15,795)**

SABERTRADE INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(341,825)	(15,795)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	-	-
Credit Card	4,010	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,010	-
Net Cash provided by (used in) Operating Activities	(337,815)	(15,795)
INVESTING ACTIVITIES	-	-
Fixed Assets - net		
Net Cash provided by (used in) Investing Activities		
FINANCING ACTIVITIES		
Common Stock	21	
SAFE	336,000	20,000
Net Cash provided by (used in) Financing Activities	336,021	20,000
Cash at the beginning of period	4,205	-
Net Cash increase (decrease) for period	(1,794)	4,205
Cash at end of period	2,411	4,205

SABERTRADE INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		SAFE	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	-	-	-	-	-
Issuance of Common Stock		-		-	-
SAFE			20,000		20,000
Net income (loss)				(15,795)	(15,795)
Ending balance at 12/31/22	-	-	20,000	(15,795)	4,205
Issuance of Common Stock	2,134,931	21			21
SAFE	-	-	336,000		336,000
Net income (loss)	-	-		(341,825)	(341,825)
Ending balance at 12/31/23	2,134,931	21	356,000	(357,620)	(1,599)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SaberTrade Inc. ("the company") was established in Delaware on June 30, 2022. Headquartered in Chicago, Illinois, with the CEO based in New York, New York, the company aims to monetize retail trading behavioral data through its browser extension platform, utilizing AI technology and key data delivery. SaberTrade plans to cater primarily to customers in the United States.

The company connects online financial content directly with brokerages, allowing traders and investors who read investment articles to seamlessly execute the core investment thesis presented in the content. The company's goal is to enable retail traders to confidently execute recommendations from their preferred experts and publications in a quick, easy, and actionable manner within their chosen brokerage.

Currently pre-revenue, SaberTrade plans to generate income by collecting and monetizing valuable datasets about trading behaviors, including what content, language, and recommendations influence trades. This data is valuable to publishers, hedge funds, trading firms, AI and machine learning companies, advertisers, and the company itself.

In addition to selling data to third parties, SaberTrade intends to create its own financial news site and launch a SaberTrade ETF, with holdings driven by user data.

In 2024, SaberTrade will launch a crowdfunding campaign under regulation CF to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4,205 and $2,411 in cash December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

SaberTrade will eventually generate income by collecting and monetizing valuable datasets about trading behaviors, including what content, language, and recommendations influence trades. This data will be valuable to publishers, hedge funds, trading firms, AI and machine learning companies, advertisers, and the company itself.

The company has not yet generated any revenue, but once it does, it will identify and analyze its performance obligations concerning customer contracts upon signing the first contract. SaberTrade will generate revenue by monetizing its datasets and other services. Payments will generally be collected at the time of service initiation. The company's primary performance obligation will be delivering valuable data insights and related services.

Revenue will be recognized at the time of service delivery, net of estimated returns. Coincident with revenue recognition, the company will establish a liability for expected returns and record an asset for its right to recover products from customers upon settling the refund liability.

In addition to selling data to third parties to earn revenue, SaberTrade also intends to create its own financial news site and launch a SaberTrade ETF with holdings driven by user data.

Engineering
Pertains to costs for developing and maintaining the company's browser extension platform and its AI technology.

Legal, Consultancy, and Professional
Includes fees for legal compliance, consultancy advice, and professional services like accounting and auditing.

Partnerships & Marketing
Expenses for forming strategic alliances and promoting the company's platform to users and investors.

Contractors
Payments for external specialists and temporary staff providing expertise not available in-house.

Developer Tools
Costs for the procurement of software and services that support the company's engineering team's development and deployment efforts.

Income Taxes
The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has already filed its Income Tax Returns for the years 2022 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company only has outstanding Credit Card Liability amounting to $4,010 as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 2,134,931 shares were issued and outstanding as of December 31, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)
During the periods 2022 to 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with its major shareholders and third parties.

The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount.

The company entered into numerous SAFEs in 2022 and 2023. The SAFEs total $20,000 in 2022 and $356,000 in 2023. Each SAFE has a valuation cap of $8,000,000 and 80% discount rate.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 11, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Your AI-Enabled Trading Companion

SaberTrade's proprietary AI-enabled browser plugin enables users to analyze financial content as they surf the web, generating real time market insights that can then be translated to a trade executed seamlessly within the plugin using your supported brokerag...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$ SABER TRADE

Your AI-Enabled Trading Companion

$0 Raised

| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

REASONS TO INVEST

✓ SaberTrade bridges the gap in the $7.2T retail trading market, allowing users to link insights gleaned from financial content directly to brokerages, making investment decisions seamless and informed.

Get Equity
$4.68 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$248.04	$9.99M

 With 2K+ downloads, 1.3k+ active users, & 30%+ average monthly user growth from December 2023 to June 2024, SaberTrade has impressive traction & was awarded #1 Fintech product by ProductHunt in Nov 2023.

 Our mission is to foster an accessible trading environment and scale our AI-powered platform, revolutionizing financial content and increasing trading confidence for everyone.

The Sabertrade plugin does not constitute professional and/ or financial advice. Decisions to buy, sell, hold or trade in securities, commodities and other investments involve risk and are best made based on the advice of qualified financial professionals. Please consider carefully whether such trading is suitable for you in light of your financial condition and ability to bear financial risks.

TEAM



Max Berman • Co-founder, CTO & Director

Max spent six and a half years as a quant at Citadel Securities in their systematic options group, where he developed a deep understanding of trading. He is passionate about increasing access to the financial markets and empowering investors.





Alec Charles Dockser • Co-Founder, CEO, Principal Accounting Officer & Director

Alec Dockser is responsible for setting the strategic direction and execution of SaberTrade activities. Previously, Alec was the Director of Corporate Development for Upward Farms where he was responsible for capital raising, real estate site selection ...

Read More



THE PITCH

Invest Smart, Invest Confidently

Founded amidst the retail trading boom, SaberTrade's mission is to help everyone invest confidently and intelligently. We do this by enabling users to link insights gleaned from financial content they surf directly to brokerages, making investment decisions seamless and informed.

With 2,000+ downloads and award-winning AI tech, it's like "honey" for stocks, options, and cryptocurrencies.


Bridging financial content to trade execution
Powered by SaberTrade
Clicking "Trade" will redirect you to selected brokerage to execute the trade.
Select brokerage
Select a brokerage
ADBE: Adobe stock has formed a flat base with an ideal buy point and its relative strength line is moving higher, reflecting its outperformance vs the broader S&P 500. The company has become a major player in cloud computing, data analytics, and artificial intelligence, and has recently announced a slew of new AI initiatives.
Trade

THE PROBLEM & OUR SOLUTION

Transform Content Into Actionable Trading Opportunities


SaberTrade
An AI-enabled "trading companion" that condenses quality investment information into actionable executable trade ideas.
INVESTOR'S BUSINESS DAILY
These Are The 5 Best Stocks To Buy And Watch Now
Powered by SaberTrade
Clicking "Trade" will redirect you to selected brokerage to execute the trade.
Select brokerage
Select a brokerage
ADBE Adobe Inc.
$ 538.50
Line
Candlestick

Approximately 50% of US households miss out on the $7.2 trillion retail trading market[1] due to busy schedules, information overload, and lack of financial literacy or confidence. Retail traders often rely on content they read, but the average person struggles to understand how this information translates into investment decisions. This gap prevents many from engaging in trading and realizing their financial potential.


Powered by SaberTrade
Clicking "Trade" will redirect you to selected brokerage to execute the trade.
Select brokerage
Select a brokerage
ADBE Adobe Inc.
$ 549.68
+13.87 (1.03%)
Line
Candlestick
560
540
520
8:30
10:40
12:50
3:00
24H
1W
1M
6M
1Y
MAX

Real-time market insights

Get instant access to market trends and stay ahead of the curve.

Automatic summaries

Effortlessly grasp complex financial content without extensive reading.

Trading integration

Execute trades seamlessly within the plugin using your supported brokerage.

SaberTrade bridges this gap by offering an AI-enabled browser plugin that transforms financial content into actionable trading opportunities. By integrating with major brokerages like Thinkorswim (TD Ameritrade & Schwab), Robinhood, and E*TRADE, SaberTrade allows users to trade directly from content, making investment decisions more seamless and informed. Our in-development premium version will further enhance the capabilities of retail investors to make real-time investment decisions faster, smarter and more confidently for a small monthly fee. For content creators and publishers, SaberTrade provides a new revenue stream by linking their insights directly to brokerage accounts. Our platform monetizes valuable datasets for hedge funds and AI companies, enhancing both user engagement and financial literacy.

THE MARKET & OUR TRACTION

Empowering FinTech with a New Trading Ecosystem



With 98% of retail traders making investment decisions based on the content they read, there is a critical need for a bridge of information between fiscal insights and real, actionable trades.

Our ideal customers are US-based retail traders and investors aged 25-64 who value financial independence. Our platform also targets hedge funds, trading firms, and financial data service providers in a **$22 billion industry**[2], creating a broad market opportunity.

Since the beginning, SaberTrade has demonstrated impressive traction, reflecting our potential to revolutionize the trading landscape. With over **2,000+ downloads** and **1,300 monthly active users**, our user base is growing, showing a **30% monthly growth from December 2023 to June 2024.** We have evaluated over 1.2 million URLs, returned 35,000+ positive results, facilitated 200+ trades and garnered 1,500+ app and asset interactions through our plugin. SaberTrade's impact is further validated by being awarded the **#1 Fintech product by ProductHunt** in November 2023.

Traction & Accomplishments

Plugin

Built and released version 1 of the browser plugin

Awards

Awarded *#1 Fintech product* of the month by ProductHunt (November '23)

Data

Collecting highly unique and valuable retail trading behavior data

Integrations

With Schwab, TD Ameritrade, E*TRADE, eToro, Robinhood, Coinbase, and Binance.US.





charles SCHWAB   TD Ameritrade   BINANCE

eToro   Robinhood   coinbase   E*TRADE

Our founders have invested over $150,000 in startup costs and raised approximately $365,000 through a SAFE in April 2023 from friends, family, and high-net-worth family offices. With unique insights and strategic partnerships in the works, we feel that SaberTrade is well-positioned to continue to transform and make an impact in the financial trading ecosystem.

WHY INVEST

Shape the Future of Accessible Investing


SABER TRADE
2,000+
Downloads with high user engagemnet (50% growth from Dec 2023 to June 2024)
30K+
X Followers
Powered by SaberTrade
Clicking "Trade" will redirect you to selected brokerage to execute the trade.
Select brokerage
Select a brokerage
530
8.30
10.40
12.50
3.00
24H
1W
1M
6M
1Y
MAX
Open 539.03
High 539.03
Low 535.24
Close 536.77
Hist Vol 0.35
P/E 48.14
ADV 3M
EPS 11.15
52W H 564.88
52W L 285.75
Mkt Cap 244B
Div Yield 0.00%
ADBE: Adobe stock has formed a flat base with an ideal buy point and its relative strength line is moving higher.

Investing in SaberTrade means joining a groundbreaking venture that aims to revolutionize retail trading through AI-powered insights and seamless trading. Your funds will help us secure key partnerships, expand our user base to 10,000+ downloads, and monetize our unique datasets. We plan to scale our team, launch a content aggregator, and establish the SaberTrade ETF, all driven by our user data.

Be part of a future where intelligent investing is accessible to everyone. Invest in SaberTrade today and help shape the future of retail trading!

ABOUT

HEADQUARTERS

435 W ERIE ST APT 2208
CHICAGO, IL 60654

WEBSITE

View Site

SaberTrade's proprietary AI-enabled browser plugin enables users to analyze financial content as they surf the web, generating real time market insights that can then be translated to a trade executed seamlessly within the plugin using your supported brokerage. With thousands of downloads and award-winning tech, our mission is to help everyone invest confidently and intelligently in an accessible environment.

TERMS

Saber Trade

Overview

PRICE PER SHARE
$4.68

VALUATION
$9.99M

DEADLINE ⓘ
Aug. 2, 2024 at 10:17 PM UTC

FUNDING GOAL ⓘ
$10k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$248.04

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,995.84

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
2,136

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
263,888

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: As you are select family, friends, investors, and early supporters in Saber Trade, you are eligible for additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 35 - 40 and receive 15% bonus shares

Flash Perk 3: Invest $1,000+ between day 60 - 65 and receive 10% bonus shares

Flash Perk 4: Invest $5,000+ between day 60 - 65 and receive 15% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a branded SaberTrade reusable water bottle or branded mouse-pad

Tier 2 Perk: Invest $5,000+ and receive free 1-year paid access to our Premium product offering when commercially available (Expected Q4 2024) + 5% bonus shares + all of the above non-bonus share perks

Tier 3 Perk: Invest $10,000+ and receive 1 Ticket to our Virtual Trading Seminar & Q&A hosted by Max Berman, Co-Founder & CTO of SaberTrade + 10% bonus shares + all of the above non-bonus share perks

Tier 4 Perk: Invest $15,000+ and receive 1 on 1 trading coaching from Max Berman, CTO of SaberTrade + 15% bonus shares + all of the above non-bonus share perks

Tier 5 Perk: Invest $20,000+ and receive a happy-hour/dinner with the Executive Team of SaberTrade in either Chicago or New York* + 15% bonus shares + all of the above non-bonus share perks (*Lodging & Travel not included.)

Tier 6 Perk: Invest $50,000+ and receive all of the above non-bonus share perks + 25% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SABERTRADE INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.68 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $468. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus ,and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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HOW INVESTING WORKS
Cancel anytime before 48 hours before a rolling close or the offering end date.

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WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

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Invest in over 200 start-ups and collectibles!

FAQS

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What is the difference between Regulation Crowdfunding and Regulation A+?

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Voiceover:

Are you ready to transform the way people trade? Join the revolution with SaberTrade, the AI-enabled trading companion that's disrupting the $7.2 trillion retail trading market.

Alec/Max:

SaberTrade was born out of a simple yet powerful idea: to make intelligent trading accessible to everyone. Our proprietary AI platform analyzes financial content online in real time, providing market analysis & insights that lead to a seamless trade execution.

In the face of the overwhelming amounts of information online, retail traders can struggle to make data-informed decisions. The gap between financial insights and trade execution often leads to missed opportunities and financial losses.

Voiceover:

SaberTrade bridges this gap with our AI-enabled browser plugin. Once downloaded, our platform synthesizes financial content online into actionable trading opportunities, integrating with major brokerages like Schwab, TD Ameritrade, Robinhood, and E*TRADE. With SaberTrade, trading becomes smarter, faster, and more accessible.

The Sabertrade plugin does not constitute professional and/or financial advice. Decisions to buy, sell, hold or trade in securities, commodities and other investments involve risk and are best made based on the advice of qualified financial professionals. Please consider carefully whether such trading is suitable for you in light of your financial condition and ability to bear financial risks.

Alec/Max:

Since our launch, SaberTrade has achieved over 1,800 downloads and 1,250 active users, average growth of 30% MoM, with over 50% MoM in January & April. We've been awarded the #1 Fintech product by ProductHunt in November 2023 and are the highest-rated extension tool on the Google Chrome Store. Our traction is undeniable, and our potential is limitless.

Voiceover:

We're on the brink of something big, and we want you to be a part of it. With your help, we can scale our technology, expand our user base, and enhance our platform's capabilities.

Alec/Max:

We're raising funds to bring SaberTrade to the next level. With your support, we'll pursue key partnerships, optimize our platform, and reach tens of thousands of users. Your investment will help us create a smarter, more empowered trading ecosystem.

Don't miss out on this opportunity to invest in SaberTrade and be part of the trading revolution. Visit our StartEngine campaign page, learn more about our journey, and join us in transforming the future of trading. Invest in SaberTrade today and secure your place in a smarter trading world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:23 PM 06/30/2022
FILED 01:23 PM 06/30/2022
SR 20222877135 - File Number 6890438

CERTIFICATE OF INCORPORATION

OF

SABERTRADE INC.

ARTICLE I

The name of the corporation is SaberTrade Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Max Berman
435 West Erie Street
Chicago, IL 60654

Executed on June 29, 2022.

E-signed using Clerky (449e7827ee08c338e9d203751711c932)

Max Berman
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Max Berman, Incorporator